Southern Michigan Bancorp, Inc.
51 West Pearl Street
P.O. Box 309
Coldwater, MI  49036
Phone 517/279-5500

November 10, 2009

Mr. Paul Cline
Ms. Rebekah Blakeley Moore
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Southern Michigan Bancorp, Inc. Form 10-K for Fiscal Period Ended December 31, 2008 Form 10-Q for Fiscal Period Ended June 30, 2009 File No. 000-49772

Dear Mr. Cline and Ms. Moore:

                    This letter provides Southern Michigan Bancorp, Inc.'s (the "Company") response to the Commission staff letter dated October 29, 2009 (the "Comment Letter"). For convenience of reference, each of the comments in the Comment Letter is set forth in full below and the Company's response to each comment immediately follows.

                    The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Comment 1:

                    We note your response to our previous comment 1 in our letter dated September 1, 2009. Please note that paragraph 11 of SFAS 150 does not differentiate between an unconditional or conditional obligation. Rather, it states that an obligation to transfer assets in satisfaction of a forward purchase contract causes that obligation to be classified as a liability. Please revise your financial statements in your future filings accordingly. Refer to paragraphs 22, A11, and B27 of SFAS 150.

Response:

                    The Company agrees to revise its financial statements in future filings. For example, the liability and equity section of the balance sheet will be substantially as follows:

Mr. Paul Cline
Ms. Rebekah Blakeley Moore
November 10, 2009

__________________________________

LIABILITIES
Deposits:
Non-interest bearing	$50,988	$57,216
Interest bearing	331,701	336,827
Total deposits	382,689	394,043
Securities sold under agreements to repurchase and overnight borrowings	13,895	13,890
Accrued expenses and other liabilities	3,842	4,272
Other borrowings	15,954	12,492
Subordinated debentures	5,155	5,155
Common stock subject to repurchase obligation in Employee Stock Ownership Plan, 102,502 shares outstanding in 2009 (100,392 in 2008)	871	728
Total liabilities	422,406	430,580

SHAREHOLDERS' EQUITY
Preferred stock, 100,000 shares authorized; none issued or outstanding	-	-
Common stock, $2.50 par value:
Authorized - 4,000,000 shares
Issued - 2,323,410 shares in 2009 (2,311,740 shares in 2008)
Outstanding (other than ESOP shares) - 2,220,908 shares in 2009 (2,211,348 shares in 2008)	5,552	5,528
Additional paid-in capital	18,405	18,473
Retained earnings	21,494	20,593
Accumulated other comprehensive income, net	446	413
Unearned Employee Stock Ownership Plan shares	(466)	(591)
Total shareholders' equity	45,431	44,416
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$467,837	$474,996
See accompanying notes to interim consolidated financial statements.

Very truly yours,

/s/ Danice L. Chartrand

Danice L. Chartrand